RMS

SE 18005900

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Sterling Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1393 Veterans Memorial Highway Suite 412N
(No. and Street)

Hauppauge (City) NY (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph DePietto, CPA 516-326-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Depietto CPAs PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue Suite C110 (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Herbert A. Orr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Sterling Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

LISA LOVETRO
NOTARY PUBLIC, STATE OF NEW YORK
NO: 01LO6238571
QUALIFIED IN SUFFOLK COUNTY
MY COMMISSION EXPIRES APRIL 18, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. STERLING SECURITIES INC.

FINANCIAL STATEMENTS
AND
REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2017

DEPIETTO CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C110
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of U.S. Sterling Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of U.S. Sterling Securities Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of U.S. Sterling Securities Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of U.S. Sterling Securities Inc.'s management. Our responsibility is to express an opinion on U.S. Sterling Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to U.S. Sterling Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DePietto CPA PC

DePietto CPA PC

We have served as U.S. Sterling Securities Inc.'s auditor since 2004.

Lake Success, New York

February 23, 2018

U.S. STERLING SECURITIES INC.
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2017

TABLE OF CONTENTS

U.S. STERLING SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Current Assets:

Cash	$ 46,882
Receivable from clearing organization	12,072
Deposits with clearing organization	50,059
Security Deposits	18,355
	$ 127,368

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable and Accrued Expenses	$ 42,694
	42,694

Stockholders' Equity:

Common Stock, $1.00 par value, 100 shares authorized 10 shares issued and outstanding	10
Additional paid in capital	170,859
Retained Earnings	(86,195)
Total Stockholders' Equity	84,674
	$ 127,368

U.S. STERLING SECURITIES INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2017

Revenue:	
Commissions	$ 290,982
Interest Income	149
Other Income	10,399
	301,530
Expenses	
Professional Fees	$ 14,250
Commissions Paid	108,450
Administrative Fees	116,730
Clearing Charges	28,688
Occupancy	36,655
Regulatory Fees	30,523
Insurance	10,701
Other Expenses	14,379
Total expenses	360,376
Net Income from operations	$(58,846)

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid in Capital	Retained Earnings	Equity
Balance - January 1, 2017	$ 10	$ 194,114	$(27,349)	$ 166,775
Additional Paid in Capital				
Dividends Paid		(23,255)		(23,255)
Net Income	-	-	(58,846)	$ (58,846)
Balance – December 31, 2017	$ 10	$ 170,859	$ (86,195)	$ 84,674

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

Cash Flows from Operating Activities:

Net Loss	$(58,846)
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Receivable from clearing organization	1,491
Accounts payable	677
Net change in operating activities	$ (56,678)
Cash from Financing activities:	
Capital withdrawal	$ (23,255)
Net cash used from financing activities:	$ (23,255)
Net decrease in cash	(79,933)
Cash at beginning of year	126,815
Cash at end of year	$ 46,882

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2017

NOTE 1: Nature of Business

Organization

U.S. Sterling Securities Inc. (The Company) was incorporated in the State of New York on March 10, 1992 when it commenced domestic USA market operations. The company is a registered broker-dealer with current membership in the Financial Industry Regulatory Authority (FINRA) and is duly registered as a broker-dealer with participating NASAA State administrators in 43 States. The company is designated a registered Municipal Broker by the Municipal Securities Rulemaking Board (MSRB) and is a current member of the (Securities Investor Protection Corporation (SIPC). All of the Company's executable trades are cleared through its clearing broker. The company has from time to time entered into or maintained, selling agreements for non-executing securities transaction with federal or state registered or licensed institutions, or other permitted entities. The company is classified by its Designated Regulatory Authority (DRA,) FINRA, as an Institutional non-clearing introducing broker-dealer.

NOTE 2: Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and labilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2017, the Company's cash did not exceed the limit. At December 31, 2017, the Company did not have any cash equivalents.

Receivables from Clearing Broker

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker as follows:

Receivable from clearing broker	$ 12,072

\

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2017

NOTE 2: Summary of Significant Accounting Policies (cont.)

Revenues

The Company earns commission revenue from effecting trades in U.S. equity that are listed on an exchange, debt securities as offered federal or state institutions are large qualified corporate issuers. Commissions and related clearing expenses are recorded on a trade date basis.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification *("ASC") 740, Income Taxes, ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and* their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company was not required to recognize any amounts from uncertain tax positions.

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the years 2014 through 2017 are subject to examination by tax authorities.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

NOTE 3: Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2017

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level I: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2017, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with no inventory issues of short and intermediate term maturities and/or defined settlement amounts in the normal course of trade. The carrying amounts of cash and other assets and liabilities with stipulated earned defined settlement amounts are reported at their contractual amounts, which approximates fair value acceptable as an industry standard..

NOTE 5: Deposit with Clearing Firm

The Company maintains cash deposited with its clearing pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on December 10, 1998 with additional amendments added through August 28, 2007, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2017, the Company had $50,059 deposited with Hilltop Securities (formerly known as First Southwest Company). The deposit does not represent an ownership interest in Hilltop.

NOTE 6: Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with its clearing broker. The Company's c learing agreement provides that credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing broker records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing broker is therefore exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case it may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing broker is charged back to the Company.

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2017

NOTE 7: Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. The Rule requires that the Company maintain "net capital" equal to the greater of $50,000 or 6 2/3% of "aggregate indebtedness", as those terms are defined in the Rule. At December 31, 2017, the Company had a net capital of $ 66,319 which was $16,319 in excess of its required net capital of $ 50,000. The Company's net capital ratio was 64.38%. Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k) (2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all of the accounts of such customers and maintains and preserves such books and records.

NOTE 8: Related Party Transaction

The Company maintains an expense sharing agreement from U.S. Sterling Capital Corp., a related party, which provides professional and administrative staff, facilities and services necessary or appropriate for the conduct of the Company's business operations. The Company paid $164,086 to the related party during 2017 for those expenses.

NOTE 9:. Accounting Development

In 2017. the Financial Accounting Standards Board has adopted ASC 606, Revenue from Contracts with Customers. which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning January 1,2018,

The Company has evaluated the new guidance and the adoption is not expected to have a Significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

In February 2017, the FASB Issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by leesors remains largely unchanged from current US GAAP. The update Is effective using a modified retrospective approach for fiscal years beginning after December 15. 2018, and interim periods within those year's, with early application permitted. The Company does not expect to record a right-or-use asset and related lease liability upon the adoption of this.accounting standard updated,

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2017

NOTE 10: Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2017, through the date of issuance of these financial statements on February 23, 2018. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.